

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2023

Zhu Runzhou
Chief Executive Officer
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street, Haidian District, Beijing
People's Republic of China (100082)

> **Re: Aluminum Corporation of China Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-15264**

Dear Zhu Runzhou:

We have reviewed your September 11, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 8, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 139

1. We reissue comment 2. As noted in your response, Item 16I(b) of Form 20-F states: "Also, any such identified foreign issuer that uses a variable-interest entity *or any similar structure* [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities." Additionally, page 15 of our Release No. 34-93701, "Holding Foreign Companies Accountable Act Disclosure," clarifies that a registrant should "look through a VIE *or any structure* [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction." As previously requested, please provide us with the information required by Items 16I(b)(2) through (b)(5) for all of your consolidated foreign operating entities in your supplemental response.

2. We note your response to comment 4. Please identify each official of the Chinese Communist Party who is a member of your board of directors, or the boards of your consolidated foreign operating entities, pursuant to Item 16I(b)(4) of Form 20-F. Please also provide us with your analysis of whether or not Mr. Liu Jianping was a CCP official as of April 25, 2023, i.e. the date of your initial annual report.

3. We note your response to comment 3 and reissue in part. Please supplementally describe the materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your disclosure under paragraphs (b)(2) and (3), with respect to all of your consolidated foreign operating entities, including but not limited to your Hong Kong subsidiary.

4. We note your response to comment 5 and reissue in part. Please supplementally describe the steps you have taken to identify whether the members of the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

   Please contact Kyle Wiley at 202-344-5791 or Christopher Dunham at 202-551-3783 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Chin-Yang Lin